UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                         AUXILIUM PHARMACEUTICALS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    05334D107
                                 (CUSIP Number)

                                Andrew Nicholson
                    Perseus-Soros BioPharmaceutical Fund, LP
                         888 Seventh Avenue, 30th Floor
                               New York, NY 10106
                         Tel. No.: (212) 651-6383 (Name,
                         Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to

                             John C. Kennedy, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                          New York, New York 10019-6064

                                December 5, 2006
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                          Continued on following pages

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 2 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Perseus-Soros BioPharmaceutical Fund, LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              2,682,333 (1)
                 NUMBER OF              ----------------------------------------
                   SHARES               8     SHARED VOTING POWER
                BENEFICIALLY                  0
                  OWNED BY              ----------------------------------------
                   EACH                 9     SOLE DISPOSITIVE POWER
                 REPORTING                    2,682,333 (1)
                  PERSON               ----------------------------------------
                  WITH                 10     SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,682,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------


------------
(1)  Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 3 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Perseus-Soros Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              2,682,333 (1)
                 NUMBER OF             -----------------------------------------
                   SHARES               8     SHARED VOTING POWER
                BENEFICIALLY                  0
                  OWNED BY             -----------------------------------------
                    EACH                9     SOLE DISPOSITIVE POWER
                 REPORTING                    2,682,333 (1)
                   PERSON              -----------------------------------------
                    WITH                10    SHARED DISPOSITIVE POWER
                                              0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,682,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


------------
(1)  Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 4 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Perseus BioTech Fund Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 2,682,333 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             2,682,333 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,682,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


------------
(1)  Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 5 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         SFM Participation, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 2,682,333 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             2,682,333 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,682,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------


------------
(1)  Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 6 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         SFM AH LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 2,682,333 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             2,682,333 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,682,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


------------
(1)  Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 7 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Frank H. Pearl (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                 NUMBER OF             -----------------------------------------
                   SHARES              8     SHARED VOTING POWER
                BENEFICIALLY                 2,727,333 (1)
                  OWNED BY             -----------------------------------------
                    EACH               9     SOLE DISPOSITIVE POWER
                 REPORTING                   0
                   PERSON              -----------------------------------------
                    WITH               10    SHARED DISPOSITIVE POWER
                                             2,727,333 (1)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,727,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.6% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------


------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants and 45,000 shares of Common Stock issuable upon the exercise of options.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 8 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         George Soros (in the capacity described herein)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         United States
--------------------------------------------------------------------------------
                                       7     SOLE VOTING POWER
                                             0
                                       -----------------------------------------
                  NUMBER OF            8     SHARED VOTING POWER
                   SHARES                    2,727,333 (1)
                BENEFICIALLY           -----------------------------------------
                  OWNED BY             9     SOLE DISPOSITIVE POWER
                    EACH                     0
                  REPORTING            -----------------------------------------
                   PERSON              10    SHARED DISPOSITIVE POWER
                    WITH                     2,727,333 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,727,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.6% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------


------------
(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants and 45,000 shares of Common Stock issuable upon the exercise of options.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                       Page 9 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Soros Fund Management LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              0
                                       -----------------------------------------
                   NUMBER OF            8     SHARED VOTING POWER
                    SHARES                    2,727,333 (1)
                 BENEFICIALLY          -----------------------------------------
                   OWNED BY             9     SOLE DISPOSITIVE POWER
                     EACH                     0
                   REPORTING           -----------------------------------------
                    PERSON              10    SHARED DISPOSITIVE POWER
                     WITH                     2,727,333 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,727,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.6% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO; IA
--------------------------------------------------------------------------------


------------

(1) Includes 304,930 shares of Common Stock issuable upon exercise of warrants and 45,000 shares of Common Stock issuable upon the exercise of options.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 10 of 17
--------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON
         Perseuspur, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)    [_]
                                                                (b)    [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                                        7     SOLE VOTING POWER
                                              0
                                        ----------------------------------------
                 NUMBER OF              8     SHARED VOTING POWER
                   SHARES                     2,682,333 (1)
                BENEFICIALLY            ----------------------------------------
                  OWNED BY              9     SOLE DISPOSITIVE POWER
                    EACH                      0
                 REPORTING              ----------------------------------------
                   PERSON               10    SHARED DISPOSITIVE POWER
                    WITH                      2,682,333 (1)

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,682,333 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        [X]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.5% (1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------


------------
(1)  Includes 304,930 shares of Common Stock issuable upon exercise of warrants.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 11 of 17
--------------------------------------------------------------------------------


              Pursuant  to Rule  13d-2(a)  of  Regulation  13D-G of the General
Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated July 28, 2004, as amended by Amendment No. 1 thereto filed on July 7, 2005 (as amended, the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Auxilium Pharmaceuticals, Inc., a Delaware corporation (the "Company").

Item 1.  SECURITY AND ISSUER.

              No material change.

Item 2.  IDENTITY AND BACKGROUND.

              (d) and (e).

              The first paragraph of these sections is hereby amended and restated as follows:

              "On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. Mr. Soros intends to appeal this decision to the European Court of Human Rights."

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              No material change.

Item 4.  PURPOSE OF TRANSACTION.

              Item 4 is hereby amended by adding the following:

              "Prior to the opening of trading on December 5, 2006, the Purchaser sold 1,500,000 shares of the Company's Common Stock at a price of $16.00 per share in a Rule 144 transaction. The transaction settled on December 11, 2006."

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

              (a) Item 5 is hereby amended and restated in its entirety as follows:

                    "(a) As set forth above, the Purchaser beneficially owns 2,377,403 shares of Common Stock and warrants to purchase an aggregate of 304,930 shares of Common Stock. Each of the New Warrants and the 2005 Warrants are exercisable at any time until their expiration date. Accordingly, as of the date hereof and after giving effect to the exercise of the warrant, each of the Reporting Persons,

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 12 of 17
--------------------------------------------------------------------------------


except SFM LLC, Mr. Soros and Mr. Pearl, may be deemed to beneficially own an aggregate of 2,682,333 shares of Common Stock. Based on calculations made in accordance with Rule 13d-3(d) and based on information provided by the Company in its quarterly report on Form 10-Q for the period ended September 30, 2006 that there were 35,304,070 shares of Common Stock outstanding as of November 1, 2006, this represents approximately 7.5% of the outstanding shares of Common Stock. As of the date hereof, Options to purchase 45,000 shares of Common Stock have vested or will vest within 60 days. Accordingly, as of the date hereof and after giving effect to the exercise of the warrants and the Options, SFM LLC, Mr. Soros and Mr. Pearl each may be deemed to beneficially own an aggregate of 2,727,333 shares of Common Stock. Based on the above calculations and information, this represents approximately 7.6% of the outstanding shares of Common Stock."

              (b) Item 5(b) is hereby amended and restated in its entirety as follows:

                    "(i) Each of the Purchaser and Perseus-Soros Partners may be deemed to have sole power to direct the voting and disposition of the 2,682,333 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

                    (ii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of the Reporting Persons, other than the Purchaser and Perseus-Soros Partners may be deemed to share the power to direct the voting and disposition of the 2,682,333 shares of Common Stock beneficially owned by the Purchaser (assumes the exercise of the warrants held for the account of the Purchaser).

                    (iii) By virtue of the relationships between and among the Reporting Persons described in Item 2 of this Schedule 13D, each of SFM LLC, Mr. Soros and Mr. Pearl may be deemed to share the power to direct the voting and disposition of the 45,000 shares of Common Stock issuable upon exercise of Options that have vested on or within 60 days of the date hereof."

              (c)   Item 5(c) is hereby amended by adding the following:

                    "Prior to the opening of trading on December 5, 2006, the Purchaser sold 1,500,000 shares of the Company's Common Stock at a price of $16.00 per share in a Rule 144 transaction. The transaction settled on December 11, 2006."

              (d)   No material change.

              (e)   No material change.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 13 of 17
--------------------------------------------------------------------------------


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 9: Joint Filing Agreement, dated December 11, 2006, among (i) Perseus-Soros BioPharmaceutical Fund,
                             LP, (ii) Perseus-Soros Partners, LLC, (iii) Perseus BioTech Fund Partners, LLC, (iv) SFM Participation, L.P., (v) SFM AH LLC, (vi) Frank H. Pearl, (vii) George Soros, (viii) Soros Fund Management LLC and (ix) Perseuspur, LLC.

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 14 of 17
--------------------------------------------------------------------------------


                                  SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2006

                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                By:     Perseus-Soros Partners, LLC,
                                        General Partner

                                By:     SFM Participation, L.P.,
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Assistant General Counsel


                                PERSEUS-SOROS PARTNERS, LLC

                                By:     SFM Participation, L.P.
                                        Managing Member

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Assistant General Counsel


                                PERSEUS BIOTECH FUND PARTNERS, LLC

                                By:     Perseuspur, L.L.C.
                                        Managing Member

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer


                                PERSEUSPUR, L.L.C.

                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer

--------------------------------------------------------------------------------
CUSIP No. 05334D107              SCHEDULE 13D                      Page 15 of 17
--------------------------------------------------------------------------------


                                MR. FRANK H. PEARL

                                By:     /s/ Rodd Macklin
                                        ----------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Attorney-in-Fact


                                SFM PARTICIPATION, L.P.

                                By:     SFM AH LLC
                                        General Partner

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Assistant General Counsel


                                SFM AH LLC

                                By:     Soros Fund Management LLC,
                                        Managing Member

                                By:     /s/ Jodye Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Assistant General Counsel


                                MR. GEORGE SOROS

                                By:     /s/  Jodye Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Attorney-in-Fact


                                SOROS FUND MANAGEMENT LLC

                                By:     /s/ Jodye Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Assistant General Counsel